

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 21, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Sargent H. Berner
Co-Executive Chairman
Emgold Mining Corp
Suite 1400, 570 Granville Street
Vancouver, British Columbia, Canada, V6C 3P1

> **Re: Emgold Mining Corp**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **Response Letter Dated December 4, 2007**
> **Response Letter Dated April 9, 2008**
> **Response Letter Dated April 15, 2008**
> **File No. 000-51411**

Dear Mr. Berner:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief